Exhibit 99.5

NEWS RELEASE OTCQB: CPPXF

CONTINENTAL POSTS 2013 ANNUAL RESULTS

JAKARTA, Indonesia – April 25, 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company with operations in Southeast Asia and Norway, today announced the filing on SEDAR of its audited consolidated financial statements for the year ended June 30, 2013. Complete copies of these financial statements are available for download from the SEDAR website at www.sedar.com.

Overall, the Company had a loss from operations during the year ended June 30, 2013 of $700,115 compared to $1,846,559 in the year ended June 30, 2012, a decrease in loss of $1,146,444. The Company had a loss per share of $0.01 in 2013 compared to a loss per share of $0.02 in 2012. As at June 30, 2013, the Company's consolidated financial statements reflect a working capital deficit of $744,691. This represents an increase in the working capital deficit of $466,876 compared to the June 30, 2012 working capital deficit of $277,815. Cash used in operating activities during the year ended June 30, 2013 totaled $189,464 compared to $628,375 in the prior year. Cash from investing activities during the year ended June 30, 2013 was $15,544 whereas there was $125,251 expended on such activities during the year ended June 30, 2012. Financing activities provided $42,948 during the year ended June 30, 2013 compared to $889,170 in the prior year.

On June 4, 2013, the Company acquired a 51% shareholding stake in Visionaire Energy AS (“Visionaire”), a privately held Norwegian company. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with the shareholders of Visionaire. The Company issued 20 million of its common shares, representing a stake of 16.7% in the Company, in exchange for 51% of the authorized and outstanding shares of Visionaire. The principal assets of Visionaire are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS (“VTT”) and a 41% equity interest in RADA Engineering and Consulting AS (“RADA”). The shareholders, principals and management of Visionaire also hold senior management positions in VTT and RADA. During the year ended June 30, 2013, the Company recorded income of $37,143 as a result of equity accounting for its investments in VTT and RADA.

The Company also filed on SEDAR its annual reserves report for 2013 in the form referred to in Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”. Complete copies of the reserves report are available for download from the SEDAR website, www.sedar.com.

On behalf of the Company,

Robert V. Rudman, C.A.
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO (1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.